82-3322

GRASIM

ADITYA BIRLA GROUP

RECEIVED
2004 JUL 12 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 18, 2004

04035404

Securities & Exchang
Division of Corporate ...
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

SUPPL

Dear Sir,

Sub: Offer to purchase upto 3,73,19,587 Fully Paid Equity Shares of Rs.10/- each aggregating to 30% of the emerging Share Capital of Ultra Tech CemCo Ltd. at a price of Rs.342.60 per share payable in cash

We are sending herewith a copy of Closure Advertisement for the aforesaid Offer, which is closing on June 21, 2004. The same has appeared in the newspapers today.

Thanking you,

Yours faithfully,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Ashok Malu
Company Secretary

encl: as above

Dlw 7/13

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.i
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

OFFER BY

GRASIM INDUSTRIES LIMITED

(Registered Office: Birlagram, Nagda - 456 331, Madhya Pradesh, India)

To purchase up to 3,73,19,587 fully paid up equity shares of Rs.10/- each aggregating 30% of equity share capital at a price of Rs. 342.60 per share for cash (the "Offer")

of

ULTRA TECH CEMCO LIMITED

(Registered Office: L&T House, Ballard Estate, Mumbai-400 001)

Pursuant to the Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956, between Larsen & Toubro Limtied ("L&T"), Ultra Tech Cemco Limited ("Ultra Tech") and their respective shareholders and creditors and Grasim Industries Limited ("Grasim") as the shareholder of L&T and L&T Employees Welfare Foundation, which was sanctioned by the High Court of Judicature at Bombay on April 22, 2004 (the "Scheme"), with the object of acquiring management control of Ultra Tech.

OFFER CLOSES ON MONDAY, JUNE 21, 2004

- The equity shares can be tendered at the collection centers mentioned in the Offer Letter dated May 27, 2004 (clause 12.1 on page 31 and 32)
  The forms will be accepted on all days till June 21, 2004, including Sunday, between 10.00 a.m. to 7.30 p.m.
- The Public Notices dated May 13, 2004, June 3, 2004, June 7, 2004 and June 12, 2004, Offer Letter dated May 27, 2004, the Summary of the Audited Financial Statements of Ultra Tech dated June 7, 2004 and Form of Acceptance-cum-Acknowledgement issued / sent by Grasim to the shareholders of Ultra Tech are available on Grasim's website (www.grasim.com).
- For further information / clarification, please contact the Registrars to the Offer, M/s. Sharepro Services.

All future correspondence may also be addressed to the Registrars to the Offer:

SHAREPRO SERVICES

Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Chakala, Andheri(E), Mumbai - 400 099. Tel.: +91-22-2821 5168/2832 9828, Fax: +91-22-2837 5646, Email: sharepro@vsnl.com,
Contact Person: **Mr.Verghese P.A./Mr.Satish H.K.**

GRASIM
ADITYA BIRLA GROUP

RECEIVED
2004 JUL 12 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 8, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Sub: Offer to purchase upto 3,73,19,587 Fully Paid Equity Shares of Rs.10/- each aggregating to 30% of the emerging Share Capital of Ultra Tech CemCo Ltd. at a price of Rs.342.60 per share payable in cash

Further to our letters dated 13.05.2004, 14.05.2004 and 01.06.2004, kindly find enclosed a copy each of Public Announcements dated 03.06.2004 and 07.062004, which have appeared in the newspapers.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax: 91-22-2284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

PUBLIC NOTICE

COMPLETION OF DISPATCH OF THE OFFER LETTERS TO THE SHAREHOLDERS OF ULTRA TECH CEMCO LIMITED

Offer by Grasim Industries Limited ("Grasim"), to purchase up to 3,73,19,587 fully paid up equity shares of Rs. 10/- each aggregating 30% of the equity share capital of Ultra Tech Cemco Limited ("Ultra Tech") at a price of Rs. 342.60 per share for cash (the "Offer"), pursuant to the Scheme of Arrangement under Sections 391 – 394 of the Companies Act 1956, between Larsen & Toubro Limited ("L&T"), Ultra Tech and their respective shareholders and creditors and Grasim as shareholder of L&T and L&T Employee Welfare Foundation, which was sanctioned by the High Court of Judicature at Bombay on April 22, 2004 (the "Scheme"), with the object of acquiring management control of Ultra Tech

This notice is pursuant to the Public Notice dated May 13, 2004 issued by Grasim to the shareholders of Ultra Tech.

The Offer Letter together with the Form of Acceptance cum Acknowledgement ("Form of Acceptance"), Form of Withdrawal (to be used only if shareholders wish to withdraw the equity shares tendered in the Offer) and transfer deed (for shareholders holding equity shares in physical form) has been mailed to all the equity shareholders of Ultra Tech whose names appeared on the Register of Members of L&T and to the beneficial owners of equity shares of L&T whose names appeared on the beneficial record of the respective depositories, at the close of business on May 27, 2004, (the record date fixed by L&T for determining the equity shareholders of L&T to whom the shares of Ultra Tech are to be allotted pursuant to the Scheme).

A copy of the Public Notice dated May 13, 2004, the Offer Letter dated May 27, 2004, Form of Acceptance and Form of Withdrawal are available on Grasim's website (www.grasim.com).

All future correspondence should be made to the Registrars to the Offer, Sharepro Services, Unit – Ultra Tech Offer, at their Registered Office located at Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Chakala, Andheri (East), Mumbai - 400 099. Tel.: +91-22-28215168, +91-22-2832 9828 Fax: +91-22-28375646; Email: sharepro@vsnl.com; Contact Person: Mr. Verghese P.A. / Mr. Satish H.K.

Date of Opening of the Offer	**June 7, 2004 (Monday)**
Date of Closing of the Offer	**June 21, 2004 (Monday)**

The equity shares can be tendered at the collection centres as mentioned in paragraph 12.1 of the Offer Letter between Monday to Saturday from 10.00 am to 5.00 pm. These centres will remain closed on Sundays and other Public Holidays.

Issued by:

GRASIM INDUSTRIES LIMITED
Registered Office: Birlagram, Nagda 456 331 Madhya Pradesh, India.

Place: Mumbai
Date: June 3, 2004

PUBLIC NOTICE

Offer by Grasim Industries Limited ("Grasim") to purchase up to 3,73,19,587 fully paid up equity shares of Rs. 10/- each aggregating 30% of the equity share capital of Ultra Tech Cemco Limited ("Ultra Tech") at a price of Rs. 342.60 per share for cash (the "Offer"), pursuant to the Scheme of Arrangement under Sections 391 – 394 of the Companies Act, 1956, between Larsen & Toubro Limited ("L&T"), Ultra Tech and their respective shareholders and creditors and Grasim as shareholder of L&T and L&T Employees Welfare Foundation, which was sanctioned by the High Court of Judicature at Bombay on April 22, 2004 (the "Scheme"), with the object of acquiring management control of Ultra Tech.

This notice is pursuant to the Public Notices dated May 13, 2004 and June 3, 2004 and the Offer Letter dated May 27, 2004, issued by Grasim to the shareholders of Ultra Tech. Subsequently, on June 4, 2004 the Board of Directors of Ultra Tech at its meeting has approved the audited financial statement (independent and consolidated) of Ultra Tech for the financial year 2003-2004.

The summary of the audited financial statements as per Information provided by Ultra Tech to Grasim is as below.

Rs. crore

Profit & Loss Account for the year ended 31st March, 2004		
	Independent Financials	**Consolidated Financials**
Income from Operations	**2262.84**	**2291.99**
Other Income	42.05	43.06
Total Income	**2304.89**	**2335.05**
Total Expenditure	1943.75	1968.54
Profit Before Depreciation, Interest and Tax	**361.14**	**366.51**
Depreciation	214.47	247.45
Interest (net)	97.47	117.57
Profit before Tax	**49.20**	**1.49**
Provision for Current Taxation	19.65	19.65
Deferred Tax	(9.28)	(35.47)
Profit After Tax	**38.83**	**17.31**
Minority Interest		0.12
Income attributable to Consolidated Group		**17.19**

Rs. crore

Balance Sheet as on March 31, 2004		
	Independent Financials	**Consolidated Financials**
Sources of Funds		
Paid up Share Capital	124.40	124.41
Share Capital to be extinguished	0.51	0.51
Reserves & Surplus (excluding revaluation reserves)	950.54	928.94
Net Worth	**1075.45**	**1053.86**
Secured Loans	1245.01	1257.15
Unsecured Loans	309.07	309.07

Total Loan Funds	**1554.08**	**1566.22**
Deferred Tax Liability	**649.71**	**602.99**
Total	**3279.24**	**3223.07**
Uses of Funds		
Net Fixed Assets	2751.96	3076.52
Investments	238.09	-
Net Current Assets	273.67	114.31
Misc. Expenditure (to the extent not written off or adjusted)	15.52	32.24
Total	**3279.24**	**3223.07**

Other Financial Data	**FY 2003-2004**	
	Independent Financials	**Consolidated Financials**
Dividend Per Share (Rs.)	0.50	N.A.
Earning Per Share (Rs.) (1)	3.12	1.38
Book Value Per Share (Rs.) (2)	86.45	84.71
Return on Net Worth (%) (3)	3.61	1.64
Return on Capital Employed (%) (4)	4.47	3.69

(1) Earning per Share (EPS) = Profit after tax / No of shares outstanding# (2) Book Value per Share = Net worth / No of shares outstanding# (3) Return on Net Worth (RONW) = PAT / Net Worth on year end basis (4) Return on Capital Employed (ROCE) = PBIT / Capital Employed on year end basis (5) Dividend has been recommended by the Board of Ultra Tech and is subject to approval of the Shareholders

 # No. of shares outstanding has been considered after giving effect to the Scheme of Arrangement

N.A. – Not Applicable

Extract from Notes on Accounts:

1. The Consolidated Financial Results have been prepared in accordance with the Accounting Standard "Consolidated Financial Statements" (AS 21) issued by the Institute of Chartered Accountants of India.

2. The list of subsidiaries included in the consolidated financial statements is as under:

   Narmada Cement Company Limited (NCCL) (ownership: 97.51%) and Dakshin Cement Limited (ownership: 100%)

3. **Deferred Tax (independent financials)**

Particulars	Deferred Tax (assets) / liabilities as at 01.04.2003*	Current Year Charge / (Credit)	Deferred Tax (assets) / liabilities as at 31.03.2004
Deferred Tax Liabilities:-			
Difference between book and tax depreciation	660.73	(9.90)	650.83
Miscellaneous expenditure (to the extent not written-off or adjusted)	3.73	(0.05)	3.68
Others	6.04	0.56	6.60
Total	**670.50**	**(9.39)**	**661.11**

Deferred Tax Assets:-			
Provision for doubtful debts	(6.45)	0.28	(6.17)
Others	(5.06)	(0.17)	(5.23)
Total	**(11.51)**	**0.11**	**(11.40)**
Net Deferred Tax Liability	**658.99**	**(9.28)**	**649.71**

** Deferred tax assets and liabilities were transferred from L&T on demerger*

4. **Deferred Tax (consolidated financials)**

Particulars	Deferred Tax (assets) / liabilities as at 31.03.2003	Deferred Tax (assets) / liabilities as at 01.04.2003*	Current Year Charge / (Credit)	Deferred Tax (assets)/ liabilities as at 31.03.2004**
Deferred Tax Liabilities:-				
Difference between book and tax depreciation	19.79	660.73	(9.53)	670.99
Miscellaneous expenditure (to the extent not written-off or adjusted)	--	3.73	(0.05)	3.68
Others	5.08	6.04	2.87	13.99
Total	**24.87**	**670.50**	**(6.71)**	**688.66**
Deferred Tax Assets:-				
Provision for doubtful debts	--	(6.45)	0.28	(6.17)
Carried forward business loss	(24.83)	--	(18.17)	(43.00)
Unabsorbed depreciation	(18.72)	--	(7.81)	(26.53)
Others	(1.85)	(5.06)	(3.06)	(9.97)
Total	**(45.40)**	**(11.51)**	**(28.76)**	**(85.67)**
Net Deferred Tax Liability	**(20.53)**	**658.99**	**(35.47)**	**602.99**

** Deferred tax assets and liabilities were transferred from L&T on demerger*
*** Includes net deferred tax asset of Rs.46.72 crore of NCCL which is recognized on the basis of NCCL management's projection of future profitability and its firm plan to synergize the operations of NCCL with those of the Company.*

5. **Contingent Liabilities**

Rs crore

	Independent Financials As at 31-3-2004	Consolidated Financials As at 31-3-2004
Sales-tax liability that may arise in respect of matters in appeals	30.89	32.18
Excise duty liability that may arise in respect of matters in appeals which are pending for disposal	8.11	15.35
Demand of Royalty on Limestone for which the company has gone in appeal	12.87	12.87
Others – Including claims in respect of which the Company is contingently liable	12.13	12.53

Contingent liability in respect of certain sales tax deferral loans (availed by the cement business) assigned to a third party by L&T, has not been treated as contingent liability, as in terms of the Scheme sanctioned by the Court, L&T shall indemnify the Company from any claims in respect of such loans.

Please note that

a) A copy of the Public Notice(s), the Offer Letter, Form of Acceptance, Form of Withdrawal and Summary of audited financial statements along with the significant accounting policies are available on Grasim's website (www.grasim.com).

b) The Audited Financial Statements of Ultra Tech for the year ended March 31, 2004 will be available for inspection to the shareholders of Ultra Tech during the period between the Offer Opening Date and the Offer Closing Date between 2:00 p.m. and 5:00 p.m. except Sundays and Public Holidays at the registered office of Grasim at Birlagram, Nagda – 456 331, Madhya Pradesh.

c) According to information received from Sharepro Services, the equity share certificates of Ultra Tech issued to the shareholders of L&T who held shares in physical mode as on May 27, 2004, being the Record Date, have been dispatched by Registered Post. Where the shares are held in dematerialized form by the L&T shareholders as at the said Record Date, the equity shares of Ultra Tech have been credited to their account electronically.

OFFER OPENS ON: JUNE 7, 2004, MONDAY

OFFER CLOSES ON: JUNE 21, 2004, MONDAY

GRASIM ADITYA BIRLA GROUP	Issued by: **GRASIM INDUSTRIES LIMITED** Registered Office: Birlagram, Nagda 456 331, Madhya Pradesh, India.	Place: Mumbai **Date: June 7, 2004**